Filed by Halliburton Company
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Halliburton Company (File No.: 1-03492)
Subject Company: Boots & Coots, Inc. (File No: 1-13817)
[Article from Halliburton Company’s employee newsletter]
From the President
Linked at the roots to Boots & Coots
 By Dave Lesar, chairman, president and CEO
Sometime this summer, it’s our intention to welcome Boots & Coots to the Halliburton family. Combining its talents with ours will be a great fit, and a natural outcome for two companies that have a shared heritage in the oilwell services business. Boots & Coots provides services from pre-engineering, planning and prevention services to well completion, re-entry and repair, and emergency response and mitigation. “Confidence under pressure” is the company’s watchword, and that alone points to our matching cultures.
Boots & Coots traces its roots to Myron Kinley, who, with his father, was the first to put out a well fire using explosives. That was in California in 1913, a few years before Erle P. Halliburton started his company in Oklahoma. The young Kinley started his own company, the M.M. Kinley Company, in 1923, taking it to international fame in 1931, when he went to Romania to put out a fire that had raged for two years. The caved-in well had made a crater 250 feet wide and 65 feet deep, filled with ground fires and a web of melted pipeline. It took Kinley six months to lick the fire.
A tough, determined well-fire fighter named Paul “Red” Adair joined the M.M. Kinley Company in 1946, followed in the next several years by Asger “Boots” Hansen and Edward Owen “Coots” Matthews (who joined Kinley after working at Halliburton for 10 years).
After nearly 14 years with Kinley, Red Adair formed the Red Adair Company, and Boots Hansen and Coots Matthews signed on with him within a few years. Their first job as Red Adair Company was in Hull-Daisetta, Texas — and the referral came from one of Coots’ old friends from Halliburton.
On average, the threesome and its team controlled more than 42 oilwell fires and blowouts per year, inland and offshore, all over the world, including the “Devil’s Cigarette Lighter” in Gassi Touil, Algeria, in 1961.

In 1978, Boots Hansen and Coots Matthews left the Adair Company to form Boots & Coots. In 1990, Boots & Coots was the first oilwell fire-fighting company contacted by the Kuwaiti government to battle the oilwell fires ignited in Kuwait at the close of the first Persian Gulf War. Boots & Coots specialists arrived in Kuwait at the end of February 1991, and, at the completion of the job, they had capped 128 of the most difficult wells.
When Red Adair retired in 1994, he sold his company to Global Industries. A short time later, the senior management of the Red Adair Company formed International Well Control (IWC). The new company’s path intersected with Halliburton’s when the two joined forces to create the WellCall Alliance. A few years later, Boots and Coots sold their company to IWC, which, wisely, kept the legendary name, “Boots & Coots.”
From 2001 through 2009, Boots & Coots followed a purposeful growth path, with acquisitions and expansions that broadened the company’s offerings to include every aspect of well control and fire prevention, as well as a pressure control tool rental business.
Obviously, our two companies have deeply intertwined histories. As we look forward to combining our talents, resources and cultures, I believe the most satisfying aspect of this process will be getting to know our Boots & Coots colleagues. I will keep you informed as we move closer to finalizing this exciting new relationship.
Please keep in mind: There are guidelines and restrictions regarding communications between Halliburton and Boots & Coots employees between now and the closure of this transaction, and as the two companies form planning teams regarding the integration. Beverly Stafford, director of Mergers and Acquisitions Integrations (and a 2009 graduate of the President’s Leadership Excellence Program), will lead these efforts for Halliburton. Please contact her if you have any questions about what is permissible during the next few months.
The merger is expected to close in the summer of 2010, subject to regulatory approvals, approval by Boots & Coots’ stockholders and other conditions set forth in the merger agreement with Boots & Coots.
As always, if you have anything you’d like to discuss, please contact me.
This article is intended for employees of Halliburton only and is included in HalWorld for information purposes only. It is not intended to be a solicitation of any vote or approval of the transaction described in the article.

Forward-Looking Statements
Statements set forth in this document that are not historical statements, including statements regarding future financial performance, the merger (including the valuation, benefits, results, effects and timing thereof), the attributes of Boots & Coots’ role as a subsidiary of Halliburton and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive the approval of Boots & Coots’ stockholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of Boots & Coots’ businesses and operations; delays, costs and difficulties relating to the merger; results of cash/stock elections of Boots & Coots’ stockholders; changes in the demand for or price of oil and/or natural gas which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity; potential adverse proceedings by such agencies; protection of intellectual property rights; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to radioactive sources, explosives, and chemicals; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; unsettled political conditions, war, and the effects of terrorism, foreign operations, and foreign exchange rates and controls; weather-related issues including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability of raw materials; and integration of acquired businesses and operations of joint ventures. Halliburton’s and Boots & Coots’ reports on Form 10-K for the year ended December 31, 2009, recent Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings discuss some of the important risk factors identified that may affect the business, results of operations, and financial condition. Halliburton and Boots & Coots undertake no obligation to revise or update publicly any forward-looking statements for any reason.
Additional Information
In connection with the proposed merger, Halliburton and Boots & Coots intend to file materials relating to the transaction with the SEC, including a registration statement of Halliburton, which will include a prospectus of Halliburton and a proxy statement of Boots & Coots. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HALLIBURTON, BOOTS & COOTS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Halliburton and Boots & Coots, without charge, at the SEC’s web site at www.sec.gov. Copies of Halliburton’s SEC filings may also be obtained for free by directing a request to investors@halliburton.com (Halliburton; 1-281-871-2688). Copies of the Boots & Coots’ SEC filings may also be obtained for free by directing a request to investorrelations@boots-coots.com (Boots & Coots; 1-281-931-8884).

Participants in Solicitation
Halliburton and Boots & Coots and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Boots & Coots’ stockholders in respect of the merger. Information about these persons can be found in Halliburton’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 5, 2010, Boots & Coots’ proxy statement relating to its 2009 Annual Meeting of Stockholders, as filed with the SEC on April 22, 2009, and Boots & Coots’ Current Reports on Form 8-K, as filed with the SEC on July 2, 2009 and March 5, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.